Law Offices of

                               KOLTUN & KING, P.C.

                        1146 19th Street, N.W., Suite 250
                             Washington, D.C. 20036

Lawrence W. Koltun+                                 Telephone:  (202) 331-0123
   Susan J. King*                                   Facsimile:  (202) 466-5011
 Paul D. Economon *++                           E-Mail:  lkoltun@koltunlaw.com

+Also admitted in MD and LA
* Also admitted in VA
++Of Counsel

                                December 18, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         Attention:        H. Roger Schwall
                           Assistant Director

         Re:      CRYSTALLEX INTERNATIONAL CORPORATION
                  Registration Statement on Form F-3 on Form F-1
                  File No. 333-108421

Dear Mr. Schwall:

         Crystallex International Corporation ("Crystallex") hereby requests that the above registration statement be withdrawn for the following reasons:

               On November 29, 2002, Crystallex filed an original registration on Form F-3, Registration No. 333-101583, seeking to register the resale by selling shareholders of Crystallex's common shares issuable upon the conversion of certain convertible debt and the exercise of certain warrants. Crystallex filed Pre-Effective Amendment Nos. 1, 2, and 3 to Registration No. 101583 on January 15, March 5, and March 25, 2003, respectively. The staff issued letters of comments dated April 9 and 15, 2003, to Pre-Effective Amendment No. 3.

               Thereafter, on August 7, 2003, Crystallex filed its Annual Report on Form 20-F for the Year Ended December 31, 2002. Because it made this filing after the June 30 filing deadline, as extended by Form 12b-25, Crystallex could not use immediately thereafter use Form F-3 pursuant to General Instruction I.A.2. of Form F-3. Crystallex decided to file its next pre-effective amendment, responding to the April 9 and 15 letters of comments, in compliance with Form F-1 rather than Form F-3. Accordingly, on August 29, 2003, it filed "Pre-Effective Amendment No. 4 to Form F-3 on Form F-1." Crystallex identified the registration number on the facing page as 333-101583. Unfortunately, the Edgar system apparently was confused by the "Form F-3 on Form F-1" appellation, treated the Pre-

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      Effective Amendment No. 4 filing as a new filing on Form F-1, and provided that filing with a new registration number, 333-108421.

               Ms. Carrie Cleaver of the staff thereafter contacted me and requested that Crystallex take the steps to switch the registration number on Pre-Effective Amendment No. 4 to 333-101583. However, upon conferring, at Ms. Cleaver's suggestion, with Mr. Herb Scholl of the staff and thereafter discussing the matter further with Ms. Cleaver, it was determined that the best course of action would be for Crystallex to withdraw Pre-Effective Amendment No. 4 through a letter request and replace Pre-Effective Amendment No. 4 with Pre-Effective Amendment No. 5, using Registration No. 333-101583. Crystallex intends to file Pre-Effective Amendment No. 5 tomorrow (Friday, December 19, 2003). I understand from Ms. Cleaver that this withdrawal would not present the staff with any hardship as the staff has not significantly reviewed Pre-Effective Amendment No. 4. In addition, Pre-Effective Amendment No. 5 provides updated information from that contained in Pre-Effective Amendment No. 4, including more current quarterly unaudited consolidated financial statements.

               For the foregoing reasons, Crystallex requests that the staff allow Crystallex to withdraw Pre-Effective Amendment No. 4, File
      No. 333-108421.

               Please contact me if you have any questions.

                                                Sincerely,

                                                /s/ Lawrence W. Koltun
                                                ----------------------
                                                Lawrence W. Koltun

cc:  Ms. Carrie Cleaver
     Mr. Herb Scholl